

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2022

Chris Chang
Chief Executive Officer
Alternative Fuel Technologies, Inc.
2544 Route 534
Albrightsville, PA 18210

> **Re: Alternative Fuel Technologies, Inc.**
> **Form 10-12G**
> **Filed July 26, 2022**
> **File No. 000-50075**

Dear Mr. Chang:

We issued comments to you on the above captioned filing on August 22, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 22, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation